SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 20 October 2017

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director Declaration

Exhibit No: 99.1

20th October, 2017

InterContinental Hotels Group PLC
Board Appointment

InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] today announces that Elie Maalouf, IHG's Chief Executive Officer for the Americas, is to be appointed as an Executive Director. He will join the IHG Board, with effect from 1st January, 2018.

Elie has been a member of IHG's Executive Committee, since joining the company in February, 2015. In his role as Chief Executive Officer, the Americas, Elie is responsible for the management, growth and profitability of IHG's largest operating region, and he recently led the launch of the company's new US midscale brand, avid™ hotels. IHG's Americas region includes nearly 4,000 hotels and resorts, across a broad portfolio of brands, spanning the United States, Canada, Mexico, Central and South America, and the Caribbean, with almost 1,000 hotels in its development pipeline.

Patrick Cescau, Non-Executive Chairman, IHG, commented: "I am delighted to welcome Elie Maalouf to the IHG Board. He is a talented leader, with substantial and highly relevant commercial and hotel development, branding, finance, real estate and operations experience, across multiple industries. This expertise, combined with Elie's deep understanding of the global hospitality sector, will make him an excellent addition to the Board."

Elie's experience includes nearly 15 years at major global franchise and travel business, HMSHost Corporation, where he held roles as President and CEO and was a member of the board of directors. Before HMSHost, Elie spent eight years with Weyerhaeuser Real Estate Company. Before joining IHG, Elie was Senior Advisor with McKinsey & Company.

No information is required to be disclosed pursuant to LR 9.6.13R in respect of this appointment.

-Ends-

For further information
Investor relations (Catherine Dolton; Tom Yates):            +44 (0)1895 512176       +44 (0)7808 098724
Media relations (Yasmin Diamond; Mark Debenham):     +44 (0)1895 512097       +44 (0)7527 424046

Elie Maalouf biography

Elie Maalouf is CEO of The Americas at InterContinental Hotels Group (IHG). He is based at IHG's regional headquarters in Atlanta, Georgia.

Elie leads the management, growth and profitability of the company's largest operating region. IHG has a broad portfolio of hotel brands including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN® Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®. Elie is responsible for overseeing more than 3,900 hotels and resorts, spanning the United States, Canada, Mexico, Central and South America and the Caribbean.

Prior to joining IHG, Elie was Senior Advisor with McKinsey & Company from 2012 to 2014. Previously, Elie was with HMSHost Corporation for nearly 15 years, most recently as President and CEO. Before HMSHost, Elie spent eight years at Weyerhaeuser Real Estate Company.

Elie is a member of the Global Advisory Council at the University of Virginia Darden School of Business and a member of the Atlanta Committee for Progress. He is active in organizations that support and promote the travel and hospitality industries as a member of the American Hotel & Lodging Association Board Executive Committee and the U.S. Travel Association CEO Roundtable. He was also appointed to the Investment Advisory Council of the U.S. Department of Commerce.

Elie holds an MBA from the University of Virginia Darden School of Business and a Bachelor's degree in engineering from Virginia Tech.

About IHG
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid™ hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 5,300 hotels and more than 785,000 guest rooms in almost 100 countries, with more than 1,500 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	20 October 2017